Exhibit 99.4

2 Queen Street East, Twentieth Floor, Toronto, Canada M5C 3G7 Telephone: 416-364-1145 Toll Free: 1-800-268-9374 www.ci.com

CI Financial Reports Fourth Quarter and Annual Financial Results for 2020

•	Adjusted EPS[1] reaches record levels of $0.71 for Q4 and $2.45 for 2020
•	Repurchased 1.8 million shares in Q4 for $29.8 million, and 14.0 million shares in 2020 for $258 million
•	Paid quarterly dividend of $0.18 a share, totalling $37.8 million in Q4 and $155.3 million in 2020
•	Continued expansion of North American wealth management platform through six acquisitions with $25 billion in assets in Q4; total of 14 acquisitions in 2020 almost doubles wealth assets to $96 billion
•	Total assets increased 19% in Q4 and 27% in 2020 to $231.5 billion
•	Acquisition announced after quarter-end expected to increase U.S. assets to $58 billion, total assets to $261 billion
•	Significantly diversified investor base through NYSE listing (ticker CIXX), successful U.S. debt issue that raised US$960 million
•	Completed corporate rebranding which included the rollout of CI Global Asset Management and alignment of in-house investment teams

All financial amounts in Canadian dollars unless otherwise stated.

TORONTO (February 11, 2021) - CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX) today released financial results for the quarter and year ended December 31, 2020.

“We delivered a very successful fourth quarter, capping a transformative year for CI,” said Kurt MacAlpine, CI Chief Executive Officer. “In 2020, we made great progress in executing on our strategic priorities of modernizing asset management, expanding wealth management, and globalizing the firm. While we are still in the early stages of executing our strategy, CI is a fundamentally different company than it was just a year ago.

“We have almost doubled the size of our wealth management business, reaching $96 billion at the end of the year, and quickly built a significant presence in the United States,” Mr. MacAlpine said. “Our assets in the U.S. alone are nearing $60 billion with the completion of five acquisitions in the fourth quarter and an agreement this January to acquire Segall Bryant & Hamill, LLC of Chicago. The U.S. wealth management firms we acquired operate at strong margins and generated aggregate organic net new asset growth of 9% in 2020. These businesses are making important contributions to our results and we are committed to building on this progress in the coming year.

“We have diversified our investor base by listing on the New York Stock Exchange in November and issuing debt in the United States in December,” said Mr. MacAlpine. “With the re-opening of that offering in January, we have issued US$960 million in notes, demonstrating a high level of investor interest and confidence in CI and our strategy. While CI had no U.S. debt just two months ago, today over 50% of our bonds are issued in the U.S.

“In asset management, we have kept up the pace of enhancements to the business, rebranding CI Investments to CI Global Asset Management, and building on our leadership in alternative investments with the launch of the CI Galaxy Bitcoin Fund and, in January, launching a private equity product with Adams Street Partners for accredited investors,” Mr. MacAlpine said.

CI is the market leader in liquid alternatives in Canada, with $3.2 billion in assets under management in this category as at December 31, 2020, offered in both mutual fund and exchange-traded fund structures.

“We’re making these substantial investments in CI’s growth while achieving strong financial results, paying a quarterly dividend of $0.18 a share and continuing our share repurchase program,” Mr. MacAlpine said.

“As a result of growing wealth management revenues and prudent cost management, our earnings per share, on an adjusted basis1, were $0.71 for the fourth quarter, the highest in the company’s history. For the year, adjusted earnings were $2.45, also a record high for the company.”

Financial results

CI reported earnings per share of $0.50 for the fourth quarter of 2020, compared to $0.62 in the previous quarter and $0.66 in the fourth quarter of 2019. Adjusted earnings per share1 for the fourth quarter were $0.71. This compares to adjusted earnings per share of $0.62 for the third quarter of 2020 and $0.66 for the same quarter a year ago. Adjusted earnings exclude a provision of $42.6 million ($55.8 million before tax) in the fourth quarter of 2020 for non-recurring items, including legal and restructuring charges, investment write-downs and losses from the early redemption of bonds.

For the year ended December 31, 2020, CI reported record adjusted earnings per share of $2.45, versus $2.41 for fiscal 2019. Adjusted earnings exclude provisions taken in the first and fourth quarters of 2020 and in the second quarter of 2019.

SG&A expenses for the fourth quarter were $116.7 million, up from $108.8 million in the prior quarter and $113.8 million in the same quarter of 2019. The change reflects the inclusion of results of acquired companies in the fourth quarter of 2020, partially offset by continued cost reduction in other areas of the business.

CI generated $150.2 million in free cash flow1 during the fourth quarter, an increase of 4% from $143.9 million in the third quarter and a decrease from $168.3 million in the same quarter a year ago.

At December 31, 2020, total ending assets under management were $135.1 billion, representing an increase of 5% from September 30, 2020 and 3% from December 31, 2019. Core assets under management, which consists of assets managed by CI’s Canadian and Australian subsidiaries, were $129.6 billion at December 31, 2020, an increase of 5% from the previous quarter-end and a decline of 2% year over year. During the fourth quarter, U.S. assets under management grew by 16% to $5.5 billion.

Total average assets under management were $131.2 billion for the fourth quarter, up 2% from the third quarter and up 1% from the fourth quarter of 2019. Core average assets under management were $126.2 billion in the fourth quarter, compared to $124.6 billion for the previous quarter and $130.5 billion for the year-ago quarter.

Total wealth management assets as at December 31, 2020 were $96.5 billion, which represents an all-time year-end high for CI and an increase of $30.4 billion or 46% over September 30, 2020 and an increase of $46.0 billion or 91% year over year.

Canadian wealth management assets, at $67.3 billion, increased $16.1 billion or 31% during the quarter, reflecting net sales, market growth and the acquisition of Aligned Capital Partners Inc. in October 2020. Year over year, Canadian wealth management assets increased by 33%. This category also includes the assets of CI Assante Wealth Management (Assante Wealth Management (Canada) Limited), CI Private Counsel LP, CI Direct Investing (WealthBar Financial Services Inc.) and Virtual Brokers.

U.S. wealth management assets were $29.2 billion at December 31, 2020, up 96% from $14.9 billion over the quarter. The change reflects the addition during the quarter of five U.S. RIA firms: RGT Wealth Advisors, LLC, The Roosevelt Investment Group, LLC, Doyle Wealth Management, LLC, Stavis & Cohen Private Wealth, LLC and Bowling Portfolio Management LLC. CI’s U.S. wealth management assets also include assets of Balasa Dinverno Foltz LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, One Capital Management, LLC and Surevest, LLC.

CI posted $2.1 billion in overall net redemptions for the fourth quarter of 2020. CI’s Canadian retail business, excluding products closed to new investors, had $1.3 billion in net redemptions for the fourth quarter of 2020, an improvement of $0.2 billion from the third quarter of 2020 but an increase from $0.4 billion in net redemptions for the fourth quarter of 2019. CI’s Canadian institutional business had net redemptions of $0.9 billion for the fourth quarter of 2020, representing an improvement of $0.5 billion over the same quarter a year ago. Sales at GSFM were relatively flat, and CI’s U.S. RIA business had $0.3 billion in net sales. CI’s closed business, comprised primarily of segregated fund contracts that are no longer available for sale, had $0.2 billion in net redemptions for the quarter.

Capital allocation

In the fourth quarter of 2020, CI repurchased 1.8 million shares at a cost of $29.8 million (average cost of $16.96 per share) and paid $37.8 million in dividends at a rate of $0.18 a share.

The Board of Directors declared a quarterly dividend of $0.18 per share, payable on July 15, 2021 to shareholders of record on June 30, 2021. The annual dividend rate of $0.72 per share represented a yield of 4.2% on CI’s closing share price of $17.33 on February 10, 2021.

Fourth quarter business highlights

•	CI made significant progress in expanding its U.S. wealth management business, completing the acquisition of five U.S. RIAs: RGT Wealth Advisors of Dallas, with approximately $6.1 billion in assets; New York-based The Roosevelt Investment Group, with approximately $3.8 billion in assets; Doyle Wealth Management of St. Petersburg, FL, with approximately $1.6 billion in assets; Texas-based Stavis & Cohen Private Wealth of Houston, with approximately $0.8 billion in assets; and Bowling Portfolio Management, with approximately $0.6 billion in assets under management.[3]
•

CI also completed the acquisition of Burlington, Ontario-based Aligned Capital, a full-service investment advisory firm with approximately $12.2 billion in assets and about 200 advisors across Canada.[3]

•	CI listed its common shares on the New York Stock Exchange as part of its strategy to globalize the company. CI expects the listing to enhance its corporate profile in the U.S., broaden its investor base and make CI’s shares more attractive to sellers as purchase consideration when making acquisitions in the U.S.
•	CI completed a US$700 million public offering of 3.200% notes due 2030. The offering allowed for the early redemption of the company’s $200-million principal amount of 2.775% debentures due November 2021, which was completed in January 2021. Also in January 2021, CI announced the US$260 million re-opening of the 3.200% notes, along with its intention to redeem the outstanding C$325 million aggregate principal amount of its 3.520% debentures due July 20, 2023.
•	CI expanded its partnership with d1g1t Inc. as part of CI’s strategy to modernize its technology platforms. The partnership is allowing CI to further develop advanced discretionary capabilities within its Assante Wealth Management business and is expected to help facilitate the integration of CI’s acquired U.S.-based RIAs firms by providing them access to the d1g1t platform.
•	CI continued to implement its corporate branding initiative, with the rebranding of CI Investments to CI Global Asset Management (“CI GAM”). As part of the rebranding, all legacy in-house investment management boutique brands are being phased out. Additionally, CI GAM has removed the compliance barriers between the in-house teams, allowing for increased collaboration and information sharing across the firm and allowing investors to benefit from the full spectrum of capabilities within CI GAM.
•	Recent product launches included CI Galaxy Bitcoin Fund in the fourth quarter and a private equity product with Adams Street Partners in early January 2021, available to accredited investors. The two funds, both offering innovative access to alternative investments, reflect one aspect of CI GAM’s drive to modernize its business.
Investment funds managed by CI GAM continued to receive industry recognition for risk-adjusted performance, receiving nine Canada Lipper Fund Awards from Refinitiv and 35 FundGrade A+® Awards for 2020 performance.

Following quarter-end:

CI announced an agreement to acquire Segall Bryant & Hamill, LLC a leading high-net-worth-focused registered investment advisor and multi-office institutional investment management firm with US$23 Billion in assets, headquartered in Chicago. Once completed, the transaction is expected to double CI’s total U.S.-based assets to approximately $58 billion (US$46 billion)[4].

Analysts’ conference call

CI will hold a conference call with analysts today at 9:00 a.m. Eastern Time, led by Chief Executive Officer Kurt MacAlpine and Chief Financial Officer Douglas Jamieson. The call and a slide presentation will be accessible through a webcast, which can also be reached through the Events section of the Investor Relations page on www.cifinancial.com. Alternatively, investors may listen to the discussion by calling 1-866-248-8441 or 647-792-1241 (Passcode: 6228002). A replay of the call will be available for one year following the presentation (Passcode: 6228002). The webcast will be archived in the Financials section of www.cifinancial.com.

Financial highlights

	As at and for the quarters ended			Change (%)
[millions of dollars, except share amounts]	Dec. 31, 2020	Sep. 30, 2020	Dec. 31, 2019	QoQ	YoY
Core assets under management (Canada and Australia)	129,591	123,605	131,741	5	(2)
U.S. assets under management	5,461	4,707	-	16	n/a
Total assets under management	135,052	128,312	131,741	5	3
Canadian wealth management	67,257	51,189	50,505	31	33
U.S. wealth management	29,230	14,937	-	96	n/a
Total wealth management assets	96,487	66,127	50,505	46	91
Total assets	231,539	194,438	182,246	19	27
Core average assets under management	126,233	124,626	130,542	1	(3)
Total average assets under management	131,246	129,021	130,542	2	1

Net income attributable to shareholders	105.0	130.6	147.5	(20)	(29)
Adjusted net income[1]	147.6	130.6	147.5	13	-
Basic earnings per share	0.50	0.62	0.66	(19)	(24)
Diluted earnings per share	0.50	0.61	0.65	(18)	(23)
Adjusted earnings per share[1]	0.71	0.62	0.66	15	8

Free cash flow[1]	150.2	143.9	168.3	4	(11)
Return on equity[2]	34.6%	34.9%	37.8%
Dividends paid per share	0.18	0.18	0.18	-	-
Dividend yield	4.6%	4.3%	3.3%

Average shares outstanding	209,347,760	211,347,613	224,961,509	(1)	(7)
Share price – High	18.27	19.68	22.24	(7)	(18)
Share price – Low	15.40	16.80	18.26	(8)	(16)
Share price – Close	15.78	16.89	21.71	(7)	(27)
Change in share price	(6.6)%	(2.2)%	12.3%
Total shareholder return	(5.5)%	(1.2)%	13.2%
Market capitalization	3,319	3,542	4,815	(6)	(31)
P/E ratio[2]	6.4	7.0	9.0	(9)	(29)

Long term debt (including current portion)	2,456	1,962	1,604	25	53
Net debt[1]	1,872	1,669	1,383	12	35
Net debt to adjusted EBITDA[1]	2.06	2.05	1.56	-	32

1 Free cash flow, net debt, adjusted net income, adjusted earnings per share and adjusted EBITDA are not standardized earnings measures prescribed by IFRS. Descriptions of these measures, as well as others, and reconciliations to the nearest IFRS measures, where necessary, are included in Management’s Discussion and Analysis available at www.cifinancial.com.

2 Trailing 12 months, calculated using adjusted net income.

3 All asset levels as at December 31, 2020.

4 Based on assets for Segall Bryant & Hamill, LLC and CI as at December 31, 2020.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through Assante Wealth Management (Canada) Ltd., CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Stavis & Cohen Private Wealth, LLC and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at  www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control.  Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the acquisition of Segall Bryant & Hamill, LLC will be completed and its asset levels will remain stable, that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward- looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

CI Global Asset Management is a registered business name of CI Investments Inc.

This communication is provided as a general source of information and should not be considered personal, legal, accounting, tax or investment advice, or construed as an endorsement or recommendation of any entity or security discussed. Individuals should seek the advice of professionals, as appropriate, regarding any particular investment. Investors should consult their professional advisors prior to implementing any changes to their investment strategies.

This announcement is not an offer of securities for sale into the United States. Securities of CI Galaxy Bitcoin Fund have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to an applicable exemption from registration. No public offering of securities is being made in the United States.

FundGrade A+® is used with permission from Fundata Canada Inc., all rights reserved. The annual FundGrade A+® Awards are presented by Fundata Canada Inc. to recognize the “best of the best” among Canadian investment funds. The FundGrade A+® calculation is supplemental to the monthly FundGrade ratings and is calculated at the end of each calendar year. The FundGrade rating system evaluates funds based on their risk-adjusted performance, measured by Sharpe Ratio, Sortino Ratio, and Information Ratio. The score for each ratio is calculated individually, covering all time periods from 2 to 10 years. The scores are then weighted equally in calculating a monthly FundGrade. The top 10% of funds earn an A Grade; the next 20% of funds earn a B Grade; the next 40% of funds earn a C Grade; the next 20% of funds receive a D Grade; and the lowest 10% of funds receive an E Grade. To be eligible, a fund must have received a FundGrade rating every month in the previous year. The FundGrade A+® uses a GPA-style calculation, where each monthly FundGrade from “A” to “E” receives a score from 4 to 0, respectively. A fund’s average score for the year determines its GPA. Any fund with a GPA of 3.5 or greater is awarded a FundGrade A+® Award. For more information, see www.FundGradeAwards.com.

The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in     delivering    consistently    strong    risk-adjusted    performance    relative    to     their    peers. The Refinitiv Lipper Fund Awards are based on the Lipper Leader for Consistent Return rating, which is a risk-adjusted performance measure calculated over 36, 60 and 120 months. The fund with the highest Lipper Leader for Consistent Return (Effective Return) value in each eligible classification wins the Refinitiv Lipper Fund Award. For more information, see lipperfundawards.com.

Contacts:

Investor Relations

Jason Weyeneth, CFA

Vice-President, Investor Relations & Strategy

416-681-8779

jweyeneth@ci.com

Media

Canada

Murray Oxby

Vice-President, Communications

416-681-3254

moxby@ci.com

United States

Trevor Davis, Gregory FCA for CI Financial

443-248-0359

cifinancial@gregoryfca.com